Exhibit 14.1

COMPANY CODE

OF CONDUCT

AND ETHICS

October 2010

Table of Contents

Introduction	3
Compliance, Compliance Structure and Reporting Compliance Concerns	4
Compliance	4
Compliance Structure	4
Reporting Compliance Concerns	4
Accuracy of Books, Records and Reports	5
Internal Controls; Disclosure Controls and Procedures	5
Waivers of this Code	6
Foreign Corrupt Practices Act	6
Fair Dealing and Fair Competition	7
Fair Dealing	7
Fair Competition	7
Conflicts of Interest	8
Confidentiality and Proprietary Information	9
Corporate Communications	10
Data Privacy	10
Protection of Company Assets and Opportunities	11
Environment, Health and Safety	11
Employee Relations	11
Governmental Investigations and Other Legal Matters	11
Use of Company Computers and Networks	12
Disclosure of Nonpublic Information, Insider Trading and Securities Laws Compliance	13
Professionalism and Personal Conduct	13
Appendix A. Interaction with Health Care Professionals	15

LMI CONFIDENTIAL INFORMATION.  DO NOT DUPLICATE OR DISTRIBUTE

Introduction

This Company Code of Conduct and Ethics (this “Code”) sets forth legal and ethical standards of conduct for personnel of Lantheus Medical Imaging, Inc. and its subsidiaries and parent corporations, Lantheus MI Intermediate, Inc., and Lantheus MI Holdings, Inc. (collectively, “Lantheus” or the “Company”). This Code applies generally to all the Lantheus directors, officers and employees and is addressed to them directly.

We are committed to adhering to applicable legal requirements and maintaining the highest standards of conduct and integrity.  This Code is intended to promote those goals in conjunction with our policies and employee handbook which are distributed to all our directors, officers and employees with this Code.  While this Code is extensive, these statements are by no means exhaustive.  They do not represent all the policies and procedures Lantheus employees must follow.  For example, in addition to the Code, all Lantheus employees are required to comply with policies and procedures specifically related to their business unit and function.  For more information on our policies, please visit MI.net

Each and every employee is responsible for complying with this Code.  Because a written code cannot answer all questions raised in the context of business relationships, you (namely any employee, officer or director of Lantheus) must take responsibility for recognizing and responding appropriately to specific situations as they arise.  Therefore, it is critically important that you carefully read the Code and understand how the Code applies to you and your colleagues

If you have any question about the requirements of this Code or the appropriateness of a relationship or action, you should consult with your supervisor, Human Resources or any member of the Compliance Committee.  The Compliance Committee consists of the General Counsel, VP of Human Resources and the VP of Finance and IT.  There will be no retribution for asking questions or raising concerns about reporting possible improper conduct.  You should report suspected violations of this Code promptly as outlined under the heading “Reporting and Compliance Procedures” below.

The success of Lantheus depends on the commitment of everyone to abide by, embrace and live this Code.  Thank you for your commitment to this vitally important issue.

Don Kiepert

President and Chief Executive Officer

Lantheus Medical Imaging, Inc.

Compliance, Compliance Structure and Reporting Compliance Concerns

Compliance

All employees, officers and directors must comply with, and must endeavor to ensure that Lantheus complies with, all laws and regulations applicable to the Company wherever it does business, and our own policies and procedures in regard to legal and ethical responsibilities.  You are expected to use good judgment and common sense in seeking to comply and to ask for advice when you are uncertain about what is required.

Anyone violating this Code may be subject to disciplinary action, up to and including, where appropriate and permissible, termination.  In special cases, our Company may be obligated to refer violations of this Code to appropriate law enforcement officials because some such violations may also violate applicable law.

Compliance Structure

The Compliance Committee is responsible for giving guidance on interpreting and applying this Code when questions arise.  The Compliance Committee, consisting of the General Counsel, the VP of Human Resources and the VP of Finance and IT, has the overall responsibility for Lantheus’ compliance efforts globally and for informing senior management about compliance matters.  The Compliance Committee is responsible for providing regular and comprehensive information on compliance activities and issues to the CEO and Executive Leadership Team.  In addition, the Compliance Committee will provide expert advice in the formulation of ethics strategies and programs.

Reporting Compliance Concerns

Every employee must promptly report all potential compliance incidents to at least one of the following:

•                  A member of the Compliance Committee;

•                  His or her supervisor;

•                  An appropriate management representative; or

•                  A Human Resources Business Partner (for significant employment-related issues)

Any employee who becomes aware of, or has reason to suspect activity of any other employee that is criminal or potentially criminal in nature, or an activity that may involve someone being in danger, is required to report such activity immediately to one of the above individuals.  Failure to make such a report is a violation of this Code and may subject an individual to disciplinary action up to and including, where appropriate and permissible, termination.

Additionally, Lantheus urges any employee who has a complaint or who wishes to report an incident regarding compliance with laws and regulations or business process and financial issues, including financial misconduct, questionable accounting, internal controls, or auditing matters to contact the above or Lantheus’ Compliance Help Line, at 1-877-450-7127.  You will be able to remain anonymous where allowed by local law.  The Compliance Help Line is primarily designed to address business and financial issues, including questionable accounting, internal controls, or auditing, rather than employee relations and human resource matters.  The Compliance Help Line builds on the principles contained within this Company Code of Conduct and is intended to further reinforce our Company’s Mission, Vision and Values and to ensure that we do everything possible to encourage highly ethical and transparent business practices.  Please note that the Compliance Help Line is in addition to, and not a replacement for, open and direct communication with your supervisor and other individuals in the organization.  The Compliance Help Line phone number is also located on MI.net, and www.lantheus.com.

Upon receipt of a report, the Compliance Committee will determine whether to initiate an investigation. Members of the Compliance Committee may conduct the investigation personally, or may select an appropriate individual or individuals to gather necessary information and evaluate the circumstances.  Prompt, appropriate and remedial action will be taken as warranted.

Employees who bring forward concerns are assured that Lantheus will not discharge, demote, suspend, threaten, or modify any term or condition of employment, on the basis of making a report in good faith.  Confidentiality will be maintained to the extent possible in light of the responsibility to fully investigate any report of improper conduct in our Company.  The resolution of investigations will be communicated to persons making reports where possible and appropriate.

Accuracy of Books, Records and Reports

All Lantheus books, records and accounts shall be maintained in accordance with all applicable regulations and standards and accurately reflect the true nature of the transactions they record. All employees are responsible for the accuracy of their records and reports.  No undisclosed or unrecorded account or fund shall be established for any purpose.

Internal Controls; Disclosure Controls and Procedures

It is the responsibility of the executive and financial team of Lantheus to ensure that the Company maintains (i) adequate controls over its assets and financial reporting and (ii) adequate controls and procedures to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, regulatory authorities and in other public communications.

Employees may use any of the procedures set forth in Reporting Compliance Concerns to report any questionable accounting matters, including (i) concerning deficiencies in the design or operation of internal controls that could adversely affect the ability of Lantheus to record, process, summarize and report financial data, (ii) concerning any fraud affecting the Company, or (iii) that otherwise affects the disclosures made by Lantheus in its regulatory filings and other public communications.

Additionally, employees who wish to make a report on a potential accounting matter directly to the Board may do so on an anonymous basis by sending a letter to:

Lantheus Medical Imaging, Inc.

Attn: Audit Committee of Board of Directors of Lantheus Medical Imaging

c/o General Counsel
331 Treble Cove Road

N. Billerica, MA 01862

In order for this reporting process to operate effectively, it is important that reports provide enough detail to allow for a thorough review.  Important details include a full description of the matter, an approximate date of the alleged event and the business unit and/or persons involved, if applicable.

Waivers of this Code

While some of the policies contained in this Code must be strictly adhered to and no exceptions can be allowed, other cases may permit exceptions.  For example, minor conflicts of interest may be resolved by disclosing the conflict to all interested parties.

Any employee who believes that an exception to any of these policies is appropriate in his or her case should first contact his or her immediate supervisor.  If the supervisor agrees that an exception is appropriate, the approval of the General Counsel must be obtained after consultation with the appropriate Executive Leadership Team member.

Any waiver of the Code for executive officers may be made only by the Board of Directors or a Board Committee.

Foreign Corrupt Practices Act

All officers, directors, employees, agents and stockholders acting on behalf of Lantheus must comply with the anti-bribery, accounting and recordkeeping provisions of the Foreign Corrupt Practices Act (the “FCPA”).  The FCPA prohibits Lantheus and anyone acting on its behalf from directly or indirectly making, offering to make, promising to make or approving a payment of money or anything else of value to a foreign official or a foreign political party with the intention of somehow influencing that official to assist Lantheus in obtaining or retaining business.  The civil and criminal penalties that the FCPA imposes on individual and corporate violators are severe.  When in doubt as to whether a contemplated payment or gift may violate the FCPA, consult with the General Counsel before taking any action.

Fair Dealing and Fair Competition

Fair Dealing

Each employee, officer and director should endeavor to deal honestly, ethically and fairly with Lantheus suppliers, customers, competitors and employees.  Your statements about the products and services of Lantheus should not be untrue or misleading.  You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair practice.

Fair Competition

Competition laws, also called antitrust, monopoly, fair trade or cartel laws, are designed to maintain a free, open and competitive marketplace.  Under these laws, competitors cannot collaborate and agree on various matters, including:

•                  Discounts for products

•                  Terms and conditions of sale of their products

•                  Prices to charge for their products or margins

•                  Territories in which to sell products

•                  Customers to whom products are sold

•                  Product types, product lines or amounts that companies can produce or sell, or

•                  Matters related to competitive bids

There are a number of activities, some of which are listed below, that raise extremely sensitive legal issues.  These practices are generally not permitted, and therefore, an employee should discuss the implications of any of the following practices or arrangements with the General Counsel:

•      Predatory practices and attempting to monopolize a market

•      Tying and reciprocity arrangements

•      Restrictions on Company distributors, such as establishing a minimum price that a distributor must charge for our Company’s products

•      Discrimination in pricing or promotions, such as charging different prices for our Company’s products to similarly situated customers

•      Boycotting practices, for example persuading another company not to do business with a competitor

•      Restrictions on dealing in goods of a competitor, for example conditioning sales of Company products on a customer’s refusal to deal with other suppliers

•      Ending a long-standing business relationship, for example, with long-term Company distributors

•      Granting or relinquishing patents or licenses

•      Joint or team bidding, or any joint venture or co-marketing arrangement

•      Acquiring any company, product or group of assets

•      Beginning or settling legal action such as a patent infringement suit against other companies or individuals, and

•      Comparing proprietary information with competitors such as cost information or participating in other forms of benchmarking.

Laws governing competition are complex to apply.  The General Counsel must be consulted in advance with regard to any practice or arrangement which could be viewed as a violation of competition laws.

Conflicts of Interest

A conflict of interest exists when a person’s private interest interferes in any way with the interests of Lantheus.  The existence of a conflict depends on circumstances including the nature and relative importance of the interests that may be financial or may involve a personal relationship.  A conflict situation can arise if an employee (or a family member of the employee) takes actions that make it difficult for him or her to perform Company duties objectively or receives improper personal benefits.  Any actual or apparent conflict of interest between personal interests and those of the Company must be handled honestly and ethically in accordance with the following procedures.

Full disclosure is the essential first step to remaining in full compliance with this policy. You must disclose any actual or reasonably apparent conflict of interest, including any existing or proposed transaction or relationship that reasonably could be expected to give rise to a conflict of interest.  An employee must disclose such matters to his/her supervisor (or, if that person is involved in the matter, to the General Counsel), who is responsible for consulting with the Compliance Committee, as appropriate.  Officers and directors must disclose such matters to the Board of Directors member charged with reviewing conflicts of interest.

Receiving gifts, gratuities and entertainment from people, including those working in the private or government sector, with whom our Company does business is not acceptable because it may potentially pose a conflict of interest by implying an obligation on behalf of our Company.

Occasionally, as a means of building relationships, an employee may accept or provide social entertainment or hospitality, such as modest meals, if such entertainment:

•                  Permits business or educational discussions;

•                  Is pursuant to a bona fide business relationship;

•                  Is consistent with industry practices, all applicable laws and Lantheus policy on Interactions with Healthcare Professionals (see Appendix A);

•                  Does not influence or is not perceived by others to influence business decisions;

•                  Is not excessive in price or quantity; and

•                  Would not embarrass Lantheus if it was brought to public attention.

In questionable cases, employees should consult with their supervisors.

It is unacceptable to receive a gift or invitation from a government employee or to provide a gift or invitation to a government employee.  If you are doing business with a foreign government, call the Law Department.

Confidentiality and Proprietary Information

You must maintain the confidentiality of confidential, proprietary and personal information entrusted to you by Lantheus, its customers or other companies, including our suppliers.  Any use or public disclosure of any such information is prohibited except as authorized in the conduct of Lantheus business or otherwise legally mandated.  You should also take appropriate precautions to ensure that such confidential information is not communicated within Lantheus except to personnel who have a need to know such information to perform their responsibilities for the Company.

Proprietary information in any form is a business asset and must be protected. Inappropriate disclosures may destroy the information’s value, harm our Company’s competitive position, violate laws or constitute breaches of agreements.  The most common examples of proprietary information include, but are not limited to:

•                  Terms and conditions of customer contracts

•                  Financial data

•                  Sales figures for products or product groups

•                  Planned new advertising programs

•                  Acquisition or divestiture of businesses or products

•                  Manufacturing processes

•                  Customer and supplier lists

•                  Supplier pricing for our Company

•                  Wage and salary data

•                  Company organizational charts

•                  Employee lists

•                  Capital investment plans

•                  Projected earnings

•                  Company policy or management changes

•                  Information on inventions, research, test data

•                  Company plans for improving products

For further information you may wish to reference the section on Disclosure of Nonpublic Information, Insider Trading and Securities Laws Compliance or the policy all employees signed upon hire entitled “Employee Confidential Information Agreement”.

Corporate Communications

In the course of doing business, employees communicate regularly with many important constituencies including customers, physicians, government officials, financial analysts, the press and others.  Communicating with these various audiences in a thoughtful, careful and appropriate manner is key to growing our businesses.

It is incumbent on all employees to be particularly alert to how information is communicated outside of Lantheus.  Employees should abide by the guidelines established in the Corporate Communications policy located on MI.net.

You should expect that all written communications geared toward external audiences that discuss general information about our business (in speeches, press releases, presentations and other such materials) must be cleared by Corporate Communications and the Law Department prior to release to ensure accuracy and consistency.

All inquiries about Lantheus or its businesses should be directed to Corporate Communications, which will then refer the inquiry, if appropriate to another part of our Company.

Data Privacy

In the course of its business operations Lantheus receives, collects, maintains and uses significant amounts of data from individuals related to their financial, medical and benefit information.  Some of this data may contain personally identifiable information, including sensitive information that may pertain to a person’s health.  The data may relate to employees, customers, consumers, research subjects, shareholders, vendors and competitors.

Regardless of the subject of the data, Lantheus has the responsibility to protect and respect personal information to which it has access.  All Lantheus employees share this responsibility and must comply with the highest standards of data privacy protection consistent with the laws of the jurisdiction in which they operate.

Protection of Company Assets and Opportunities

In general, employees should not use Lantheus property or services for their own or another’s personal benefit.  Sometimes the line between personal and Company benefits may be difficult to determine, since activities sometimes create both personal and Company benefits.  In such cases, seek approval from your immediate supervisor when using Company property or services that do not solely benefit our Company.

All employees should seek to protect the assets of Lantheus.  You may not take personal advantage of opportunities that are discovered through your position with the Company. All transactions on behalf of Lantheus and all uses of Company funds, facilities or other assets must be solely for business purposes of the Company, pursuant to due authorization, and properly documented.

Environment, Health and Safety

In conducting its operations, Lantheus carefully considers the health and safety of its employees, customers and the general public.  Each employee is responsible for maintaining a safe workplace.  Therefore, each employee must comply with all Company safety rules as well as applicable laws and regulations.  Copies of health and safety rules are available at each of our facilities and on MI.net.

Employees should consider environmental protection and health and safety as inseparable parts of their everyday responsibilities.  For our environment, health and safety policies see MI.net.

Employee Relations

Lantheus will not tolerate discrimination or harassment of any kind in the workplace. The Company expects the work environment at Lantheus to be free of bias, prejudice, and discrimination as well as retaliation on the basis of gender, race, color, religion, national origin, age, disability, citizenship, marital status, sexual orientation, gender identity and expression, or any other characteristic protected by law.  We will provide a safe and healthy work environment for all employees. We will not tolerate any threat or act of violence from or against our employees.

For additional information, please see the Human Resources page on MI.net for policies on Unlawful Harassment, Drug Free Workplace, Threats and Acts of Violence in the Workplace, and Equal Employment Opportunity and Affirmative Action.

Governmental Investigations and Other Legal Matters

Lantheus may receive subpoenas, complaints and notices from governmental agencies and other third parties advising of litigation, investigations or inquiries about its products or business practices.  If we receive notification of litigation, subpoenas or investigations, or if we determine that such matters are reasonably foreseeable, we are obligated to ensure that all documents that relate to the subject matter of the notification, both hard copy and electronic, are retained and preserved.

In order to cooperate fully with governmental investigations, inquiries or litigation requests, all employees must properly retain records of our Company.  The Law Department has a page on MI.net listing the Lantheus Records Management policy, for details on our records management program.  Given the importance of such legal matters, an employee should not:

•                  Destroy Company documents (i) if there is a reasonable likelihood they will be subject to an investigation or litigation, (ii) after receiving notice to retain such documents or (iii) after receiving requests for the documents from a government agency, court or company counsel;

•                  Alter Company documents or records;

•                  Lie or make misleading statements to a government investigator or company counsel; or

•                  Attempt to keep any person from giving information to government investigators or company counsel, or attempt to induce anyone to offer false or misleading information.

Employees in the United States and certain other countries may have a right to be represented by counsel if government investigators contact them off Company premises, for example, after work hours or at home.  If you are unsure of your right to be represented by counsel, contact the General Counsel.

Use of Company Computers and Networks

The high-speed global communications available through the Internet have changed the way companies do business.  However, this tremendous technological advance also presents risks.  Because of these risks, it is essential that we carefully manage employees’ use of electronic communications to ensure that corporate computer systems are accessible for business purposes, that the systems are operated in a cost-effective manner, that our Company’s reputation is protected and that we are not subject to increased legal risk.

For all of these reasons, it is important that you restrict your use of our computer resources to authorized business purposes, other than brief, incidental uses for personal reasons.

It is critical that employees understand all of the requirements detailed in the Computer System and Network Usage policy which employees can find on MI.net.

Disclosure of Nonpublic Information, Insider Trading and Securities Laws Compliance

Lantheus policy forbids unauthorized disclosure of material nonpublic information about Lantheus or the companies it deals with, and both Company policy and the law strictly forbids profiting from material nonpublic information relating to Lantheus or the companies with which we do business.

Like confidential and proprietary information, all employees should take great care not to disclose material nonpublic information within our Company, inadvertently or unnecessarily.  In no event may employees disclose such information to anyone outside of our Company.  Employees should not discuss Company business where unauthorized persons may be present.

You should pay particular attention to this policy when disclosing the following types of material information:

•                  Internal financial information,

•                  Commencement of a new business or development, approval or a lack of approval of a new product or technological breakthrough,

•                  Contemplated acquisition of another company or disposition of an existing business to another company,

•                  The initiation or termination of significant litigation, or

•                  Sensitive personnel issues being discussed.

Likewise, Lantheus employees with knowledge of nonpublic information about other companies (suppliers, customers or other companies that Lantheus deals with), even those with whom our Company only contemplates transactions, may not buy or sell the securities of those companies or disclose such information to others.

Employees uncertain about the rules on buying or selling Company securities, having or potentially having a business relationship with Lantheus, should consult the General Counsel before making any purchases or sales.

Professionalism and Personal Conduct

It is expected of all employees that the quality of work and the atmosphere in which it is done be consistent with the reputation of Lantheus as a leading organization.  An employee’s conduct when working for or representing Lantheus, or when on Lantheus premises, should meet acceptable standards of the community and show respect for the law and the rights of others.

While Lantheus does not adhere to a formal dress policy, appropriate business dress is expected of employees at all time.  This includes adherence to all safety requirements in terms of personal attire and hygiene.

Dependable attendance and punctuality are expected of all employees. If problems arise relating to an employee’s attendance or punctuality, the supervisor or manager should not delay in taking corrective action.

Appendix A.  Interaction with Health Care Professionals

Lantheus complies fully with the PhRMA Code.  It is the responsibility of all Lantheus employees with direct or indirect contact with health care professionals to read, understand, and comply with the PhRMA Code.  All activities in which Lantheus employees engage and all programs that they conduct, or in which they participate, must conform to the PhRMA Code.  Please see the full copy of the PhRMA Code for more information.

Lantheus also complies fully with the Massachusetts Pharmaceutical and Medical Device Manufacturer Code of Conduct (“MA Code”).  Lantheus employees with direct or indirect contact with health care professionals must be aware of the contents of the MA Code.  Employees in Sales and Marketing must complete and certify training on the MA Code.  All activities in which Lantheus employees engage and all programs that they conduct, or in which they participate, must conform to the MA Code.  Please see the full copy of the MA Code for more information.

Both Codes can be found in the Law Department section on MI.net.  Any questions or issues should be referred to the General Counsel.